FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2004

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 21, 2004	signed "Don Gleason" Don Gleason, CFO

EXHIBIT INDEX

1	Press Release dated November 16, 2004

2	Press Release November 18, 2004

3	Revised Consolidated Financial Statements of Chartwell Technology Inc. as at October 31, 2003 and 2002 and for each of the years in the three-year period ended October 31, 2003

2

CHARTWELL TECHNOLOGY INC.

PRESS RELEASE

Chartwell Technology Inc.	TSX: CWH

Calgary, Canada, November 16, 2004, Chartwell Technology Inc. (TSX:CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry has filed its revised audited financial statements for the three years ended October 31, 2003, 2002 and 2001. The filing of the statements follows the adoption of a change in revenue recognition policy as previously announced in the Company’s September 29th press release. As anticipated at that time, the change is not adversely material to the financial statements. The statements can be viewed on SEDAR. The unaudited interim financial statements for the third quarter of 2004 reflected the change in policy.

The Company, after consultation with its independent auditors, KPMG LLP, concluded that it was appropriate to revise its accounting policy for set-up fee revenue and related direct and incremental costs to the method described in note 1(e) to the audited financial statements. This accounting policy change, which has been adopted retroactively, affects the timing of recognition of set-up fee revenue and the allocation of that revenue and associated costs to reporting periods but does not affect the cumulative revenue or gross margin that the Company will realize from its software licensing contracts. In addition, the policy change does not impact the Company’s past or present cash flow, future business plans or prospects or the Company’s recurring revenue from ongoing license fees. These ongoing license fees represented 92% of revenue for the nine months ended July 31, 2004.

The changes to audited amounts previously reported for Canadian generally accepted accounting principles purposes for the years ended October 31, 2003, 2002 and 2001 are as follows:

2003	As previously reported	As revised	Change

Software set-up fees revenue	$ 943,395	$ 919,892	$ (23,503)
Software development expenses	3,272,353	3,288,164	15,811
Income tax recovery	520,000	630,000	110,000
Net income	1,610,852	1,681,538	70,686
Net income per share - basic	0.11	0.12	0.01
Future income taxes	520,000	630,000	110,000
Deferred set-up expense	--	209,842	209,842
Deferred revenue	343,311	1,687,935	1,344,624
Deficit	(6,480,170)	(7,504,952)	(1,024,782)

2002

Software set-up fees revenue	$ 789,197	$ 896,560	$ 107,363
Software development expenses	2,651,335	2,648,223	(3,112)
Net loss	(1,431,282)	(1,320,807)	110,475
Net loss per share - basic	(0.11)	(0.10)	0.01
Deferred set-up expense	91,629	317,283	225,654
Deferred revenue	--	1,321,122	1,321,122
Deficit	(8,091,022)	(9,186,490)	(1,095,468)

2001

Software set-up fees revenue	$ 1,928,696	$ 803,990	$(1,124,706)
Software development expenses	2,013,601	1,857,580	(156,021)
Net loss	(835,967)	(1,804,652)	(968,685)
Net loss per share - basic	(0.06)	(0.14)	(0.08)
Deferred set-up expense	--	222,542	222,542
Deferred revenue	--	1,428,485	1,428,485
Deficit	(6,659,740)	(7,865,683)	(1,205,943)

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

For further information, please contact Chartwell Technology Inc.

Don Gleason, Chief Financial Officer (877) 261-6619 or (403) 261-6619 dgleason@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

NOT FOR DISSEMINATION IN THE UNITED STATES
OR TO U.S. NEWSWIRE SERVICES

CHARTWELL TECHNOLOGY INC.

FOR IMMEDIATE RELEASE

Calgary, Alberta, Canada, November 18, 2004, Chartwell Technology Inc. (TSX:CWH) (the “Company”), a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, is pleased to announce that it has entered into an agreement with a syndicate of underwriters, led by Clarus Securities Inc. (collectively, the “Underwriters”) pursuant to which the Company has agreed to issue and sell and the Underwriters have agreed to purchase on a “bought deal” basis, by way of private placement, an aggregate of 2,150,538 Common Shares of the Company at a price of $4.65 per Common Share, resulting in gross proceeds of $10,000,000. In addition, the Company has granted the Underwriters an option to increase the size of the offering by up to $1,000,000 at the same price per share which option is exercisable at any time prior to the closing.

This private placement financing is subject to normal regulatory approvals, including the approval of the Toronto Stock Exchange. The Common Shares will be offered in certain provinces of Canada by way of private placement pursuant to applicable prospectus exemptions. Closing of the offering is expected to occur on or about December 7, 2004.

Net proceeds of the offering will be used by the Company for general corporate purposes.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

For further information, please contact Chartwell Technology Inc.

Don Gleason, Chief Financial Officer (877) 261-6619 or (403) 261-6619 dgleason@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

kpmg

Revised Consolidated Financial Statements of CHARTWELL TECHNOLOGY INC. As at October 31, 2003 and 2002 and for each of the years in the three-year period ended October 31, 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the revised consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2003 and 2002 and the revised consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

Our previous report dated December 5, 2003 has been withdrawn and the financial statements have been revised as explained in note 2.

Chartered Accountants

Calgary, Canada
December 5, 2003, except for notes 2, and 5, which are as at October 29, 2004

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)
(Revised, Note 2)

	2003	2002

Assets
Current assets:
Cash	$ 3,465,120	$ 1,704,267
Short term investments (note 9)	1,712,890	3,181,494
Accounts receivable	1,991,725	1,128,639
Deferred set-up expense	47,452	162,290
Prepaid expenses	148,699	79,147
Future income tax asset (note 8)	110,000	--

	7,475,886	6,255,837

Due from related parties (note 7)	190,512	162,565
Capital assets (note 3)	338,969	268,374
Deferred software development costs (note 4)	530,948	110,068
Deferred set-up expense	162,390	154,993
Future income tax asset (note 8)	520,000	--

	$ 9,218,705	$ 6,951,837

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 217,012	$ 169,154
Current portion of obligations under capital lease	5,956	6,841
Deferred revenue	707,433	595,878

	930,401	771,873

Long-term deferred revenue	980,502	725,244
Obligations under capital lease	3,031	8,987

Shareholders' equity:
Share capital (note 5)	14,809,723	14,632,223
Deficit	(7,504,952)	(9,186,490)

	7,304,771	5,445,733
Commitments (note 10)
Subsequent events (notes 2 and 5)

	$ 9,218,705	$(9,186,490)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Darold H. Parken"                        , Director

Signed "Rod A. Ferguson"                        , Director

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Operations and Deficit

Years ended October 31
(stated in Canadian dollars)
(Revised, Note 2)

	2003	2002	2001

Revenue:
Software license fees	$ 6,300,335	$ 2,646,766	$ 908,876
Software set-up fees	919,892	896,560	803,990
Interest and other	109,411	302,031	394,782

	7,329,638	3,845,357	2,107,648

Expenses:
Software development	3,288,164	2,648,223	1,857,580
General and administrative	1,947,372	2,385,652	2,059,697
Gain from extinguishment of debt (note 7)	--	--	(242,512)
Amortization of deferred software
development costs	110,068	110,076	110,076
Depreciation and amortization	137,310	108,008	121,446
Foreign currency loss (gain)	795,186	(85,795)	6,013

	6,278,100	5,166,164	3,912,300

Net income (loss) before income taxes	1,051,538	(1,320,807)	(1,804,652)

Income taxes:
Future income tax recovery (note 8)	(630,000)	--	--

Net income (loss)	1,681,538	(1,320,807)	(1,804,652)

Deficit, beginning of year, as previously
reported	(8,091,022)	(6,659,740)	(5,823,773)

Cumulative effect of accounting change (note 2)	(1,095,468)	(1,205,943)	(237,258)

Deficit, as revised	(9,186,490)	(7,865,683)	(6,061,031)

Deficit, end of year	$(7,504,952)	$(9,186,490)	$(7,865,683)

Net income (loss) per share:
Basic	$ 0.12	$ (0.10)	$ (0.14)
Diluted	0.11	(0.10)	(0.14)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)
(Revised, Note 2)

	2003	2002	2001

Cash provided by (used in):

Operations:
Net income (loss)	$ 1,681,538	$(1,320,807)	$(1,804,652)
Depreciation and amortization	137,310	108,008	121,446
Unrealized foreign exchange losses550,234	--	--
Amortization of deferred software
development costs	110,068	110,076	110,076
Interest income capitalized	(27,947)	(11,570)	--
Issue of shares as finders fee	25,000	--	--
Future income tax recovery	(630,000)	--	--
Write-down of long-term securities	--	42,882	--
Loss on disposal of capital assets-	24,258	--
Gain from extinguishment of debt	--	--	242,512

Change in non-cash working capital:
Accounts receivable	(863,086)	(79,598)	(1,056,283)
Deferred set-up expense	107,440	(94,741)	(106,021)
Prepaid expenses	(69,552)	720	(7,899)
Accounts payable and accrued liabilities	47,858	109,257	(968,157)
Deferred revenue	366,813	(107,363)	774,917

	(410,526)	(171,725)	(1,363,443)

	1,435,677	(1,218,878)	(2,694,061)

Financing:
Issue of shares	152,500	121,088	92,500
Repayment of lease obligations	(6,841)	(10,286)	(3,735)

	145,659	110,802	88,765

Investing:
Sale (purchase) of short term investments	1,468,604	168,513	(3,350,007)
Purchase of capital assets	(207,905)	(97,248)	(97,093)
Deferred software development costs	(530,948)	--	--

	729,751	71,265	(3,447,100)

Effect of foreign exchange rate changes on cash	(550,234)	--	--

Increase (decrease) in cash	1,760,853	(1,036,811)	(6,052,396)

Cash, beginning of year	1,704,267	2,741,078	8,793,474

Cash, end of year	$ 3,465,120	$ 1,704,267	$ 2,741,078

Supplemental cash flow information:
Cash interest received	$ 101,464	$ 290,462	$ 393,709
Cash interest paid	(1,955)	(2,201)	(3,409)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

Chartwell Technology Inc. (the “Company”) is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of leading edge games and entertainment content for Internet and Intranet deployment. The Company’s software products and games are designed for use in gaming, entertainment, advertising and promotional applications.

1.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gateway Technology Inc. (“GTI”), a United States company, and Chartwell Games Corp. (“CGC”) (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company, which was acquired on November 1, 1998, and CGC was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 11 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b)	Capital assets:

Capital assets are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Capital assets under lease	30%
Computer equipment	30%
Furniture and equipment	20%

(c)	Deferred software development costs:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project. In the year ended October 31, 2003, the Company has deferred $530,948 of software development costs which will be amortized over an estimated useful life of three years, commencing in the year when commercial sales of the products commence. In addition, the deferred purchase cost of previously acquired software has been fully amortized over its expected useful life of five years. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 2

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

1.	Significant accounting policies (continued):

(d)	Foreign currency translation:

Accounts of foreign operations, all of which are considered financially and operationally integrated, are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net income.

Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in income.

(e)	Revenue recognition:

The Company enters into contractual agreements with licensees that provide for the provision of graphics, web design and software implementation services, the licensing of software, and the provision of unspecified software upgrades over the fixed term of the contract. Revenue under such contractual arrangements is not recognized before there exists persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed and determinable, and the collectibility of outstanding amounts is considered probable. The Company considers persuasive evidence to exist when a formal contract or purchase order is finalized. Delivery occurs over the term of the arrangement as described further below. The Company considers a fee to be fixed and determinable when it is for a measurable amount and receivable over a period not to exceed twelve months. Finally, the Company assesses collectibility relative to customer payment histories, credit checks, the nature of the customer and other relevant information. As the Company’s contractual arrangements provide for the delivery of multiple elements, the Company evaluates whether vendor–specific objective evidence (“VSOE”) exists to allow for the allocation of the arrangement fee between the undelivered elements and the delivered elements for revenue recognition purposes. To date, as the period provided for in contractual arrangements for the provision of unspecified upgrades is consistent with the license period, the Company has not been able to identify VSOE and allocate revenue between delivered and undelivered elements. Accordingly, set-up fees are recognized ratably over the term of the contract, commencing upon completed delivery of the implementation and integration services. License fees, which are contingent upon customer usage, are recognized on an accrual basis as earned over the life of the contract.

Direct and incremental costs incurred during the set-up contractual arrangements, have been deferred as deferred set-up expense and are recognized ratably over the term of the contract consistent with that for the related revenue recognition.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 3

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

1.	Significant accounting policies (continued):

(f)	Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(g)	Income taxes:

The Company follows the liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against future income tax assets if it is more likely than not that all or a portion of the assets will not be realized.

(h)	Stock-based compensation plan:

Effective November 1, 2002, the Company adopted the Canadian standards for accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. In addition, the new standards require that equity instruments issued to non-employees be recorded at their fair value at the date of issue. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 4

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

1.	Significant accounting policies (continued):

(i)	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Areas of significant estimate include the recoverability of deferred software development costs, amortization periods for capital assets, provision for doubtful accounts and deferred set-up fee expense. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

(j)	Comparative figures:

Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

(k)	Cash and cash equivalents:

Cash and cash equivalents consist of bank deposits and short-term investments with maturities of three months or less. Short-term investments are recorded at cost which does not differ materially from fair value.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 5

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

2.	Amendment to accounting policy:

Subsequent to completion and issuance by the Company of its October 31, 2003 consolidated financial statements, the Company, after consultation with its auditors, concluded that it was appropriate to revise its accounting policy for set-up fee revenue and related direct and incremental costs, to the method described in note 1(e). Previously, such fees were recognized when the implementation services were completed and customer acceptance occurred. The revised accounting policy, as described in note 1(e), is consistent with SOP 97-2, “Software Revenue Recognition”, applied under U.S. generally accepted accounting principles (note 12). This accounting change has been adopted retroactively, resulting in the following changes to amounts previously reported for Canadian generally accepted accounting principles purposes for the years ended October 31, 2003, 2002 and 2001:

2003	As previously reported	As revised	Change

Software set-up fees revenue	$ 943,395	$ 919,892	$ (23,503)
Software development expenses	3,272,353	3,288,164	15,811
Income tax recovery	520,000	630,000	110,000
Net income	1,610,852	1,681,538	70,686
Net income per share - basic	0.11	0.12	0.01
Future income taxes	520,000	630,000	110,000
Deferred set-up expense	--	209,842	209,842
Deferred revenue	343,311	1,687,935	1,344,624
Deficit	(6,480,170)	(7,504,952)	(1,024,782)

2002

Software set-up fees revenue	$ 789,197	$ 896,560	$ 107,363
Software development expenses	2,651,335	2,648,223	(3,112)
Net loss	(1,431,282)	(1,320,807)	110,475
Net loss per share - basic	(0.11)	(0.10)	0.01
Deferred set-up expense	91,629	317,283	225,654
Deferred revenue	--	1,321,122	1,321,122
Deficit	(8,091,022)	(9,186,490)	(1,095,468)

2001

Software set-up fees revenue	$ 1,928,696	$ 803,990	$(1,124,706)
Software development expenses	2,013,601	1,857,580	(156,021)
Net loss	(835,967)	(1,804,652)	(968,685)
Net loss per share - basic	(0.06)	(0.14)	(0.08)
Deferred set-up expense	--	222,542	222,542
Deferred revenue	--	1,428,485	1,428,485
Deficit	(6,659,740)	(7,865,683)	(1,205,943)

Other impacted amounts presented throughout these revised consolidated financial statements have been amended as appropriate.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 6

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

3. Capital assets:

2003	Cost	Accumulated amortization	Net book value

Capital assets under lease	$ 47,005	$ 36,047	$ 10,958
Computer equipment	730,773	447,361	283,412
Furniture and equipment	89,558	44,959	44,599

	$867,336	$528,367	$338,969

2002

Capital assets under lease	$ 47,005	$ 31,350	$ 15,655
Computer equipment	535,356	325,898	209,458
Furniture and equipment	77,070	33,809	43,261

	$659,431	$391,057	$268,374

4.	Deferred software development costs:

	2003	2002

Software development costs	$ 1,055,097	$ 524,149
Less: accumulated amortization	(524,149)	(414,081)

Net book value	$ 530,948	$ 110,068

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 7

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

5.	Share capital:

(a)	Authorized:

100,000,000 common shares without par value

(b)	Issued:

	Number of shares	Amount

Balance, October 31, 2000	15,550,501	$14,418,635
Issued for cash on exercise of stock options	20,000	20,000
Issued for cash on exercise of Warrants	58,000	72,500

Balance, October 31, 2001	15,628,501	14,511,135
Issued for cash on exercise of stock options	189,200	121,088

Balance, October 31, 2002	15,817,701	14,632,223
Issued for cash on exercise of stock options	145,000	152,500
Issued as finders fee	25,000	25,000

Balance, October 31, 2003	15,987,701	$14,809,723

375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and others, and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company’s acquisition of all of the issued shares of GTI, 1,000,000 shares were held in escrow and were realizable from time to time as one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at November 1, 2003 were to be returned to the Company and cancelled. On October 31, 2003, an application was made to the TSX Venture Exchange for release of 333,333 shares, in accordance with the terms of the escrow agreement. On April 27, 2004 those shares were released from escrow. The remaining 666,667 shares were returned to the Company on May 6, 2004 and cancelled.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 8

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

5.	Share capital (continued):

(c)	Stock options:

The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to a maximum of 3,110,100 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date. Changes in the number of options, with their weighted average exercise prices, are summarized below:

	October 31, 2003		October 31, 2002		October 31, 2001

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding, beginning
of year	2,388,866	$1.21	2,011,566	$1.15	1,777,532	$1.02
Granted	503,900	1.08	426,400	1.54	579,100	1.35
Exercised	(145,000)	1.05	—	—	(209,200)	0.67
Forfeited	(131,666)	1.38	(49,100)	1.80	(135,866)	1,03

Outstanding, end of
year	2,616,100	$1.19	2,388,866	$1.21	2,011,566	$1.15

On June 5, 2001, the Company re-priced certain employee stock options with original exercise prices ranging from $1.77 to $4.20, to new exercise prices ranging from $1.06 to $1.17.

        The following table summarizes information about the stock options outstanding at October 31, 2003:

	Options Outstanding			Options Exercisable

Range of exercise prices	Number	Weighted average reamining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price

$ 1.00-1.50	2,123,600	2.3	$1.07	2,073,163	$1.08
1.51-2.00	442,500	2.9	1.67	181,597	1.65
2.01-2.09	50,000	2.8	2.09	50,000	2.09

$ 1.00-2.09	2,616,100	2.4	$1.19	2,304,760	$1.15

The weighted average grant date fair value of stock options granted during the year was $0.78.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 9

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

5.	Share capital (continued):

(d)	Per share amounts:

The weighted average number of shares outstanding for the year was 13,504,890 (2002 – 13,485,109; 2001 – 13,286,063). Diluted shares of 13,749,013 for 2003 reflect the dilutive effect of the exercise of the options outstanding. Diluted loss per share was not disclosed separately in 2002 and 2001 as the exercise of options outstanding would have had an anti-dilutive effect on net loss per share. Contingently returnable and issuable shares held in escrow have been excluded from the calculations.

6.	Stock-based compensation:

The Company has calculated the fair value of stock options granted in 2003 to employees, directors, and officers using the Black Scholes option pricing model, assuming a dividend yield of 0%, a risk-free interest rate of 4%, volatility of 99%, and an expected option life of 5 years. Had compensation expense been determined based on the fair value of the 2003 employee stock option awards at the grant dates, the Company’s net income and loss per share for 2003 would have been changed to the following pro forma amounts:

	As reported	Pro forma

Net income	$ 1,571,538	$ 1,495,009

Net income per share:
Basic	$ 0.12	$ 0.11
Diluted	$ 0.11	$ 0.11

7.	Related party transactions:

For the year ended October 31, 2003, the Company incurred legal fees of $60,000 (2002 — $60,000; 2001 — $60,000) and consulting fees of $165,000 (2002 — $165,000; 2001 — $162,000) to various directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Amounts due from related parties of $190,512 consist of amounts due from Company officers, directors and employees. Of these amounts, $49,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $140,605 bears 6% interest, is secured by 189,200 common shares of the Company and has no set terms of repayment.

In 2001, the Company determined that $242,512 of liabilities, which were recognized upon the acquisition of the issued and outstanding shares of GTI, were no longer payable, and therefore these amounts have been recognized as income in the 2001 year.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 10

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

8.	Income taxes:

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net loss for the year. The reasons for the differences are as follows:

	2003	2002	2001

Net income (loss) before income taxes	$ 1,051,538	$(1,320,807)	$(1,804,652)

Combined Canadian federal and provincial
statutory rate	37.2%	39.7%	42.6%

Computed provision (recovery)	$ 391,173	$ (524,360)	$ (768,782)
Non-tax-based amortization	40,945	43,653	44,605
Difference in foreign tax rates	(2,349,334)	(998,724)	(304,990)
Foreign accrual property income	2,358,077	1,034,320	741,800
(Realization) benefit of future tax assets
not recognized	(451,767)	436,825	276,813
Non deductible expenses	10,906	8,287	10,554
Reduction of valuation allowance	(630,000)	--	--

Actual recovery	$ (630,000)	$ --	$ --

The adjustment in respect of differences in foreign tax rates includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

The components of the Company’s net future income tax asset at October 31, 2003 and 2002 are as follows:

2003	Canada	United States	Total;

Non-capital/net operating losses	$ 64,930	$ 20,995	$ 85,925
Capital assets	81,337	--	81,337
Share issue costs	57,140	--	57,140
Resource deductions	78,039	--	78,039
Deferred development costs	1,284,846	--	1,284,846
Deferred revenue	465,508	--	465,508
Deferred set-up expense	(72,647)	--	(72,647)

	1,959,153	20,995	1,980,148

Less: valuation allowance	1,329,153	20,995	1,350,148

	$ 630,000	$ --	$ 630,000

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 11

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

8.	Income taxes (continued):

2002	Canada	United States	Total

Non-capital/net operating l	$ 1,200,628	$ 24,823	$ 1,225,451
Capital assets	116,966	--	116,966
Share issue costs	120,340	--	120,340
Resource deductions	87,963	--	87,963
Deferred development costs	449,460	--	449,460
Deferred revenue	463,978	--	463,978
Deferred set-up expense	(111,430)	--	(111,430)

	2,327,905	24,823	2,352,728

Less: valuation allowance	2,327,905	24,823	2,352,728

At October 31, 2003, the Company has non-capital loss carry-forwards for Canadian income tax purposes of approximately $187,550 (2002 – $1,377,491) available for deduction against future years’ taxable income. These losses expire in 2008. The Company also has $3,700,719 of unused deferred development costs which may be carried forward indefinitely.

In addition, the Company has net operating losses carry-forward for United States income tax purposes of approximately $61,750 (2002 – $73,008) available for deduction against future year’s taxable income. These losses expire between 2018 and 2019.

9.	Financial instruments:

The Company’s financial instruments consist of cash, short term investments, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest and or credit risk. The Company’s credit risk lies in its accounts receivable where the balance is due from a small number of customers. The Company’s short term investments consist of investments in low risk, fixed interest, corporate and government bonds. A substantial portion of the Company’s revenue is exposed to currency fluctuations.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 12

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

10.	Commitments:

Operating leases:

Future minimum annual payments under operating leases are as follows:

2004	$338,326
2005	385,977
2006	282,782
2007	283,480
2008	283,620
Thereafter	25,203

11.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA.

The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

2003	Canada	Belize	Total

Software set-up fees	$ --	$ 919,892	$ 919,892
Software license fees	$ 227,538	$6,072,797	$6,300,335
Total assets	$7,731,838	$1,486,837	$9,218,705

2002
Software set-up fees	$ 51,832	$ 844,728	$ 896,560
Software license fees	$ 231,071	$2,415,695	$2,646,766
Total assets	$4,660,842	$2,290,995	$6,951,837

2001
Software set-up fees	$57,435	$746,555	$803,990
Software license fees	$67,022	$841,854	$908,876

During the year ended October 31, 2003, four licensees (2002 – three; 2001 – five), each of which provided more than 10% of the Company’s total sales revenue, accounted for 72.6% (2002 – 68.5%; 2001 – 54.9%) of the Company’s 2003 total set-up fee and license revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 13

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

12.	Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Any differences in United States generally accepted accounting principles (“U.S. GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)	Reconciliation of Canadian GAAP to U.S. GAAP net income (loss):

The effect on the net income (loss) for each of the years in the three year period ended October 31, 2003 of the differences between Canadian GAAP and U.S. GAAP is summarized as follows:

	Years ended October 31,
	2003	2002	2001

Net income (loss) from continuing operations
for the year as reported in accordance with
Canadian GAAP, as revised	$ 1,681,538	$(1,320,807)	$(1,804,652)
Repricing of stock options	(228,900)	95,820	(702,660)
Software development costs	(530,948)	--	--
Stock based compensation expense:
APB 25	--	(7,981)	(37,580)
FAS 123	--	(105,119)	(94,870)

Net income (loss) - U.S. GAAP	921,690	(1,338,087)	(2,639,762)
Deficit, beginning of year - U.S. GAAP, as
previously reported	(9,275,469)	(7,826,907)	(6,155,830)
Cumulative effect of accounting change
(notes 2 and 12(d))	(1,095,468)	(1,205,943)	(237,258)

As revised	(10,370,937)	(9,032,850)	(6,393,088)

Deficit, end of year - U.S. GAAP	$(9,449,247)	$(10,370,937)	$(9,032,850)

Net income (loss) per share - basic
and diluted	$ 0.06	$ (0.10)	$ (0.20)

        For U.S. GAAP purposes, the amounts of interest income would not be included in the subtotal of revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 14

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

12.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(a)	Reconciliation of Canadian GAAP to U.S. GAAP net income (loss) (continued):

The components of comprehensive income are as follows:

	2003	2002	2001

Net income (loss) - U.S. GAAP	$ 921,690	$(1,338,087)	$(2,639,762)
Other comprehensive (loss) income:
Change in fair value of available
for sale long-term securities	(1,365)	(85,426)	27,625

Comprehensive income (loss)	$ 920,325	$(1,423,513)	$(2,612,137)

Balance sheet items which vary in conformity with U.S. GAAP and SEC requirements:

	2003	2002

Assets:
Available for sale long-term securities	$ --	$ 1,365
Deferred software development costs	--	--

	$ --	$ 1,365

Shareholders' equity:
Accumulated other comprehensive income	$ (59,166)	$ (57,801)
Deficit	(9,449,247)	(10,370,937)

	$(9,508,413)	$(10,428,738)

There are no variations between the amounts of liabilities and those amounts measured using U.S. GAAP.

Accumulated other comprehensive income at October 31, 2002 has been revised to correct an error of $27,625.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 15

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

12.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. During 2003, there were no options granted to consultants or other third parties.

With the exception of 100,000 options granted to a consultant in the year ended October 31, 2002 and 50,000 options granted to a consultant in the year ended October 31, 2001, all options granted to date have been fixed and granted to employees, directors and officers of the Company. There was $nil (2002 – $105,119; 2001 — $94,870) charged to income for those options in 2003.

The Company has calculated the fair value of stock options granted to employees, directors and officers using the Black Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001

Risk free interest rate	4%	5%	6%
Volatility	99%	72%	100%
Expected option life (in years)	5	5	5
Dividend yield	0%	0%	0%

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 16

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

12.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation (continued):

Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the vesting periods of the options.

Years ended October 31,
	2003	2002 (revised)	2001 (revised)

Net income (loss) - U.S. GAAP:
As reported	$ 921,690	$ (1,338,087)	$ (2,639,762)
Pro forma (revised)	936,339	(1,737,676)	(2,385,998)

Net income (loss) per share -
basic and diluted:
As reported	$ 0.06	$ (0.10)	$ (0.20)
Pro forma (revised)	$ 0.06	$ (0.13)	$ (0.18)

Previously	reported pro forma amounts of $(1,683,131) for 2002 and $(1,889,073) for 2001, and pro forma net loss per share of $ (0.12) and $ (0.14) for those years respectively, have been revised to correct calculation errors in the prior years.

(c)	Additional disclosures under U.S. GAAP:

(i)	The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as, other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet. For the three years ended October 31, 2003 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $(1,365)for the year ended October 31, 2003 (2002 – $(85,426); 2001 — $27,625).

(ii)	The 1,663,733 common shares held in escrow for the year ended October 31, 2003 (2002 – 2,330,400 and 2001 – 2,330,400) have not been included in the calculation of basic or diluted earnings per share as doing so would be anti-dilutive.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 17

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)
(Revised, Note 2)

12.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(c)	Additional disclosures under U.S. GAAP (continued):

(iii)	As disclosed in note 5(c) to the consolidated financial statements, in 2001 certain stock options were repriced. In accordance with the intrinsic value method of accounting for stock options, an expense of $702,660 was recognized in the year of repricing. In fiscal 2003 and 2002 these stock options have been accounted for using variable price accounting, resulting in an expense of $228,900 in 2003 and an expense reduction of $95,820 in 2002.

(iv)	Under U.S. GAAP, deferred software development costs are accounted for under SFAS 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, which requires the expensing of all amounts incurred to the date of technical feasibility. Under Canadian GAAP, these amounts have been capitalized as they meet all of the required criteria.

(d)	Revenue recognition accounting policy:

As described in note 2, subsequent to completion and issuance of the October 31, 2003 consolidated financial statements, the Company revised its set-up fees revenue and direct and incremental costs accounting policy to that disclosed in note 1(e). This accounting policy is in accordance with the provisions of SOP 97-2, “Software Revenue Recognition”. Accordingly, this restatement is accounted for retroactively for U.S. purposes, in accordance with APB Opinion No. 20, “Accounting Changes”.